

GAMCO
INVESTORS

One Corporate Center
Rye, NY 10580-1422
t 914.921.3900
f 914.921.5099
GABELLI.COM

October 5, 2015

Mr. J.M. Allain
President and Chief Executive Officer
Trans-Lux Corporation
950 Third Avenue
New York, NY 10022

Dear J.M.:

Our team has reviewed the Trans-Lux S-1 filing whereby the company is offering a convertible preferred via a rights offering to existing common shareholders.

We are favorably disposed to exercise our rights but are somewhat concerned about our ability not to transfer the rights of certain portfolios we manage.

In addition, our team has indicated that there is no minimum amount that will trigger the underwriting to proceed.

The concern centers on the use of proceeds should we exercise and no one else moves ahead.

We look forward to a discussion on this matter.

Sincerely,

Mario J. Gabelli

MJG:bd